SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Report on Form 6-K dated for the month of April, 2007

Copa Holdings, S.A.
(Translation of Registrant's Name Into English)

Boulevard Costa del Este, Avenida Principal y Avenida de la Rotonda
Urbanización Costa del Este
Complejo Business Park, Torre Norte
Parque Lefevre
Panama City, Panama
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F    X       Form 40-F

(Indicate by check whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                 No     X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b);82-             )

Enclosure: Press Release - COPA AIRLINES CONTINUES ROUTE EXPANSION, ANNOUNCES NEW DESTINATIONS:
PUNTA CANA, DOMINICAN REPUBLIC AND WASHINGTON, D.C.

PRESS RELEASE	CONTACT:	Patricia Roquebert - Panama 507-304-2672

COPA AIRLINES CONTINUES ROUTE EXPANSION,
ANNOUNCES NEW DESTINATIONS:
PUNTA CANA, DOMINICAN REPUBLIC AND WASHINGTON, D.C.
Route network will encompass 38 cities in 21 countries in North, Central and South America and the Caribbean

            Panama City, Panama - April 27, 2007 - Copa Airlines, subsidiary of Copa Holdings S.A. (NYSE: CPA), today announced it will offer new service from Panama and connections in Latin America to Punta Cana, Dominican Republic, and Washington, D.C., in the U.S., beginning July 15, 2007.  The launch of these two new destinations reinforces Copa Airlines’ extensive existing route network throughout the Americas and reaffirms its commitment to more flights and connectivity.

            “We are committed to offering more direct flights to more cities throughout the Americas, with more scheduling options for the convenience and comfort of our passengers,” said Pedro Heilbron, CEO of Copa Airlines.  “This expansion strengthens the position of Copa Airlines and its Hub of the Americas in Panama City as the best travel option for passengers who wish to make connections with the major cities of North, Central and South America and the Caribbean.”

Flight schedules for the new routes are:
Destination	Weekly Frequencies	Departure	Arrival	Aircraft
Panama - Punta Cana	2	9:55 a.m.	1:36 p.m.	Boeing 737NG
Punta Cana - Panama	2	5:35 p.m.	7:24 p.m.	Boeing 737NG
Panama - Washington	7	6:46 p.m.	12:39 a.m.	Boeing 737NG
Washington - Panama	7	6:35 a.m.	10:36 a.m.	Boeing 737NG
*For flight information and ticket purchases, visit Copa Airlines Web site: www.copaair.com

About Copa Holdings

Copa Holdings, through its Copa Airlines and AeroRepublica operating subsidiaries, is a leading Latin American provider of passenger and cargo service.  Copa Airlines currently offers approximately 110 daily scheduled flights to 36 destinations in 21 countries in North, Central and South America and the Caribbean.  In addition, Copa Airlines provides passengers with access to flights to more than 120 other international destinations through codeshare agreements with Continental Airlines and other airlines.  AeroRepublica, the second-largest domestic carrier in Colombia, provides service to 12 cities in Colombia as well as international connectivity with Copa Airlines’ Hub of the Americas through flights from Bogota, Cali and Medellin.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Copa Holdings, S.A. (Registrant)

Date: 04/27/2007	By:	/s/ Victor Vial
Name: Victor Vial
Title: CFO